EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Six Months Ended June 30, 2014
Earnings:
Income before income taxes	$858.4
Add: Dividends from affiliates	6.8
Fixed charges	159.3

Total earnings	$1,024.5

Fixed charges:
Interest expense (a)	$93.1
Rent expense interest factor (b)	66.2

Total fixed charges	$159.3

Ratio of earnings to fixed charges	6.43x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.